Exhibit 21.1
List of Subsidiaries
     The following companies are subsidiaries of the Company and are included in the consolidated financial statements of the Company:

		Percentage of Voting
NAME	Jurisdiction of Organization	Securities Owned
American Locker Security Systems, Inc.	Delaware	100%
Canadian Locker Company, Ltd.	Dominion of Canada	100	%(1)
Security Manufacturing Corporation	Delaware	100%
ALTRECO, Incorporated	Delaware	100%

(1)	Owned by American Locker Security Systems, Inc.